TRICO MARINE SERVICES, INC.

EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratios)
						Three months ended March 31,

	Years ended December 31,

	1997	1998	1999(1)	2000(2)	2001(3)	2002(4)

Net income (loss)	$35,299	$25,280	$(33,410)	$(12,722)	$(6,923)	$(4,793)

Amortization of capitalized interest	8	40	174	216	215	55

Extraordinary item, net of taxes	-	-	1,830	(715)	-	-

Income tax expense (benefit)	18,982	11,804	(15,785)	(5,332)	(3,317)	(2,454)

Earnings (loss) from continuing
operations before income taxes	$54,289	$37,124	$(47,191)	$(18,553)	$(10,025)	$(7,192)

Fixed charges

Interest on long-term debt expensed	$7,994	$27,696	$31,987	$29,883	$26,232	$6,067

Interest on long-term debt capitalized	421	3,271	1,206	-	156	177

Amortization of deferred
financing costs	372	1,784	1,632	1,388	1,366	348

Estimated portion of rental expense
attributable to interest	15	60	72	65	69	17

Total fixed charges	$8,802	$32,811	$34,897	$31,336	$27,823	$6,609

Earnings (loss) from continuing
operations before income
taxes and fixed charges,
except capitalized interest	$62,670	$66,664	$(13,500)	$12,783	$17,642	$(760)

Ratio of earnings to fixed charges	7.1	2.0	-	-	-	-

(1) Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $48.6 million.

(2) Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $18.8 million.

(3) Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $10.4 million.

(4) Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $7.4 million.